New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

Exhibit 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT DECEMBER 31, 2006

This Management Discussion and Analysis (“MD&A”) is intended to supplement the Company’s audited financial statements and notes thereto for the year ended December 31, 2006 (the “Statements”) and compares the financial results with those of the comparative two preceding years. The reader is encouraged to review the Statements in conjunction with this document. This report is dated March 26, 2007 and the Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Note 18 to the annual audited financial statements for the year ended December 31, 2006 describes the difference between GAAP and United States Generally Accepted Accounting Principles (“USGAAP”) and reconciles certain items contained in the Statements. All amounts presented in this MD&A are in Canadian dollars and tabular dollar amounts are in thousands unless otherwise indicated.

Please refer to section “AMENDMENTS AND RESTATEMENTS TO THE COMPARATIVE PERIODS” for an explanation of the restated items referred to in this MD&A.

BUSINESS OVERVIEW

Afton Copper-Gold Project

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties. The current principle area of focus is the New Afton copper/gold project (“Project”) located approximately 10 kilometres west of Kamloops, British Columbia.

During 2006, the Company continued to progress its efforts towards completion of the feasibility study (“FS”) on the Project while also continuing with its exploration efforts. In the comparative year in 2005, the primary focus was directed towards the underground exploration decline development as well as completing an in-fill drilling program on the Project resource. The Project feasibility study results are expected to be released during the first quarter of 2007. The scope of the study includes an updated resource estimation (which will incorporate the 2005 underground in-fill drilling results), mining method selection, reserves and mine production scheduling, process plant design, tailings deposition, all infrastructure requirements and the preparation of the project economic analysis. Once complete, the FS will establish the technical and economical potential for potentially developing a new underground mine at the Project.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

The Company announced on September 21, 2006 that it had completed the new resource update compliant with National Instrument 43-101. The resource was independently estimated by qualified person David W. Rennie, P.Eng., of Scott Wilson Roscoe Postle Associates Inc., and is available on the Company’s website for review.

The Company also announced during the third quarter that it had retained Barclays Capital (“Barclays”) as lead arranger for a possible debt facility. Barclays’ efforts will initially focus on determining the level of debt which may be supported by the Project as well as completing an independent technical review and assessing the extent of metal price protection which might be required to secure a possible financing. Barclays has not made a commitment to finance the Project and will not be able to determine whether to do so until it has received the results of its independent technical study.

Afton and Ajax Exploration Properties

During 2006 the Company completed a total of 31,121 metres of exploration drilling. The main focus of the program was in and around the current Afton resource which comprised 18,007 metres of underground and 9,829 metres of surface drilling. The main target of this program was the newly identified “C-zone” located at depth. This area was first identified from underground and then further investigated from surface.

The Company also drilled 3,285 metres of surface drilling on the Ajax and optioned Magnum properties.

Annual Summary

The annual tabular results of operations are summarized in the following tables which have been prepared in accordance with GAAP:

	Year ended December 31, 2006	Restated Year ended December 31, 2005	Restated Year ended December 31, 2004
Loss	$3,504	$2,859	$1,203
Loss per share – basic and diluted	0.15	0.20	0.09
Total assets	132,656	61,631	50,079
Investments in exploration and development including working capital changes	20,211	14,911	2,387
Cash flows from financing activities	72,304	9,901	2,535

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

RESULTS OF OPERATIONS

Afton

The Company’s operating activities for the preceding three fiscal years ended December 31, 2006, has shifted from an exploration based focus in 2004 and 2005 towards a development focus in 2006. The level of activity has correspondingly increased from 2004 through to 2006 as a result of commencing, in late 2004, the development of an underground decline which was completed in late 2005, and in-fill drilling the resource from this decline access and then progressing on to the feasibility study which commenced in December 2005 and continued throughout 2006.

As a result of these activities, the Company expended $16.5 million on the Project in 2006, as compared to $14.2 million in 2005 and $2.2 million in 2004. In 2006, the Company spent $6.3 million on the feasibility study, $6.1 million on underground exploration, including support services for the underground exploration and $2.3 million for tunneling costs, expended in 2005 but paid in 2006. In 2005, tunneling and related costs, including support services, totaled $10.6 million and drilling and assaying totaling $2.0 million. In 2004 the Company did not conduct any exploration drilling as it was preparing for the underground exploration program by spending approximately $1.3 million on the commencement of the underground tunneling.

Corporate

The Company incurred a loss of $3.5 million or $0.15 per share in 2006, a loss of $2.9 million or $0.20 per share in 2005 and a loss of $1.2 million or $0.09 per share in 2004. The expenditure levels in 2006 and 2005 have increased significantly from those in 2004 primarily as a result of the shift in emphasis from exploration to development and the attendant growth in organization including a larger management group and increased corporate activity. Wages, benefits and stock-based compensation costs related to corporate staffing has increased to $4.4 million in 2006 as compared to $2.5 million and $0.9 million in the respective 2005 and 2004 years. Stock based compensation, included in these amounts, totaled $2.5 million in 2006 as compared to $0.8 million in 2005 and $0.9 million in 2004. An additional $0.7 million has been capitalized to mineral properties in 2006, the first year that any material amounts have been capitalized. The increase in stock-based compensation costs in 2006 was the result of having issued more options which vested in 2006 plus incurring higher per option costs due to the increasing value of the Company’s underlying shares.

Travel and promotional costs have shown a similar increase to $0.7 million in 2006 as compared to $0.6 million in 2005 and $0.2 million in 2004 commensurate with increases in staffing.

Professional and regulatory fees have increased in 2006 to $0.9 million as compared to $0.3 million and $0.2 million in the respective periods in 2005 and 2004 in part due to higher audit and audit related costs, including fees related to the Company’s restatement of its 2005 annual audited financial statements and its 2006 unaudited second quarter financial statements in 2006,

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

as well as the initial incurring of consulting fees related to assistance in improvements in the Company’s internal controls. The Company also for the first time in 2006 incurred costs for an independent technical report, required by Barclays.

In 2006 and 2005, the Company has recorded tax recoveries of $0.6 million (2004: $nil) in both years due to a reduction in tax rates.

SELECTED QUARTERLY INFORMATION

The results of operations summarized in the following tables have been prepared in accordance with GAAP:

$Cdn (Unaudited)	2006 4th Quarter	2006 3rd Quarter	Restated 2006 2nd Quarter	Restated 2006 1st Quarter
Statements of Operation and Deficit
Loss	$1,375	$750	$61	$1,318
Loss per share	0.06	0.03	0.00	0.07
Balance Sheets
Working Capital (1)	65,471	71,442	76,460	80,308
Total Assets	132,656	131,040	130,531	130,223
Statements of Cash Flows
Payments for mineral properties exploration costs	5,449	4,544	5,442	4,776
Cash flow from (used for) financing activities	26,655	537	(25,721)	70,563

$Cdn (Unaudited)	Restated 2005 4th Quarter	Restated 2005 3rd Quarter	Restated 2005 2nd Quarter	Restated 2005 1st Quarter
Statements of Operation and Deficit
Loss	$1,232	$140	$662	$825
Loss per share	0.08	0.01	0.05	0.06
Balance Sheets
Working Capital (1)	14,815	13,099	17,785	20,567
Total Assets	61,631	53,128	53,271	49,923

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

$Cdn (Unaudited)	Restated 2005 4th Quarter	Restated 2005 3rd Quarter	Restated 2005 2nd Quarter	Restated 2005 1st Quarter
Statements of Cash Flows
Payments for mineral claim interest and exploration costs	$3,154	$4,423	$4,253	$3,081
Cash flow from (used for) financing activities	6,945	(6)	2,968	(6)

(1)	see Non-GAAP measure of working capital

Comparative Periods

During the fourth quarter of 2006, the Company invested approximately $5.5 million on its mineral properties as compared to $3.2 million in the comparative quarter in 2005. During the current quarter the Company spent $1.0 million on underground exploration and support, $2.3 million on the feasibility study and $1.7 million on the surface exploration programs primarily related to the Afton deep target program. This compares to spending $1.6 million on tunneling and decline development in the same quarter of 2005 and $0.7 million on in-fill drilling and related assaying costs at the Afton Project. The remainder of the comparative quarter costs was spent on surface exploration and project overheads.

For the quarter, the Company incurred a loss of $1.4 million or $0.06 per share as compared to a loss of $1.2 million or $0.08 per share in the prior comparative three month period.

Previous Eight Quarters

Over the eight preceding quarters, the following significant events have occurred which has impacted the trends over that period:

•	In February 2006 the Company raised $75 million from the issuance of units comprised of one share with a half warrant (see Liquidity and Capital Resources).

•

The Company commenced development of an underground decline in the fourth quarter of 2004 which started the process for underground in-fill drilling during 2005 and into early 2006 on the existing resource at Afton. The higher confidence gained on the resource enabled the Company to commence a feasibility study which started in December 2005 and is expected to be completed in the first quarter of 2007.

•	As a result of the increased activities in the Company since the beginning of 2005, the Company has expanded the management and operational teams to correlate with the Company’s increased activities.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

•

The Company’s management and project team continues to expand as the Company moves towards its goal of a development decision on the Project. As a result of the increase in personnel, which commenced in the fourth quarter of 2004, the number of option grants over the eight quarter period has been increasing with corresponding increases in the stock-based compensation charges.

•

During the second quarter of 2006 the Company invested its surplus in cash in greater than three month investments resulting in a use of cash in the amount $26.2 million. These investments matured in the fourth quarter of 2006 and the proceeds were subsequently invested in less than three month investments.

LIQUIDITY & CAPITAL RESOURCES

As at December 31, 2006, the Company had working capital of $65.5 million versus $14.8 million as at December 31, 2005. During the first quarter of 2006 the Company completed, by way of a short form prospectus (the “2006 Prospectus”), an offering of 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million (net proceeds of $70.6 million). Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.

In the 2006 Prospectus, the Company estimated that the use of proceeds therefrom would be predominantly used to finance the Afton feasibility study and the future development of the Project comprising $62 million of the net proceeds. The table below compares the amounts identifies in the Use of Proceed in the 2006 Prospectus to the actual expenditures:

	Use of Proceeds	Actual(1)
Afton underground exploration	$4,612	$10,214
Afton surface exploration	1,521	3,057
Ajax surface exploration	867	667
Feasibility study	5,100	6,263
Afton project development	56,900	10

(1)	to December 31, 2006

The Company expended $6.3 million on the feasibility study compared with $5.1 million estimated in the 2006 Prospectus primarily as a result of an expanded scope of work. The greater expenses in surface and underground exploration activities were due in part to the discovery of an additional mineralized zone found at depth at the Project. These increased expenditures were funded from the Company’s pre-financing working capital.

In addition the Company realized $1.5 million in proceeds from the exercise of 235,000 stock and compensation options.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

The Company’s current working capital level is sufficient to meet its 2007 general corporate and administrative costs, fund its planned 2007 exploration activities and to finalize the feasibility study. The Company also has sufficient surplus cash resources to commence development, in early 2007, of a potential new mine. However, the Company will be required to raise significant additional funds by either issuing common shares, flow-through common shares, by the arrangement of bank or public debt or a combination of both to fulfill the funding requirement difference between the Company’s current cash resources and the ultimate amount required to fund a potential mine development and to cover administrative and exploration activities. There are no guarantees that the Company will be able to raise the required funds as and when required.

RELATED PARTY TRANSACTIONS

During the period ended December 31, 2006, the following related party transactions occurred:

	2006	Restated 2005
For wages and consulting services charged by a related person of a Director	$—	$96
For 100,000 shares issued in payment for the Afton mineral claim interest option agreement to a Director of the Company	—	537

Subsequent to December 31, 2005, the service provider ceased to be a related party.

NEW ACCOUNTING POLICIES

During 2006 the Company adopted the following policy for short-term investments:

Short-term investments are highly liquid investments including Canadian and U.S. dollar investments in treasury bills, Banker’s Acceptances, bank bearer deposit notes, bank term investments and asset backed securities with maturities at the date of purchase of more than three months and less than a year. Short-term investments are stated at the lower of cost and net realizable value.

CRITICAL ACCOUNTING ESTIMATES

Mineral Properties

The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are impaired, sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the cash flows to be generated from its properties.

Income and Resource Taxes

The Company recognizes and measures, as assets and liabilities, income and resource taxes currently payable or recoverable as well as future taxes which would arise from the realization of assets or the settlement of liabilities at their carrying amounts to the extent that these differ from their tax bases. Future income tax (“FITs”) assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of FIT assets is not likely.

To date the Company has not recorded any future tax assets to offset its FIT liabilities. If it were to do so, the Company would report an FIT recovery in its Statement of Operations and Deficit to the extent of the asset recognized.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

Stock–based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. The fair value of stock options, share purchase warrants and compensation options is determined by the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yields, volatility and an expected life of the options. Forfeitures are recorded based on actual occurrences.

The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate.

COMMITMENTS AND CONTINGENT LIABILITIES

a)	Under the terms of certain Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2 million in cash or common shares of the Company.

b)	Under the terms of the Ajax - Python Claim option agreement the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

c)	In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year. The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $65,000 to one optionor and $71,700 to the other. Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may at any time during the option period purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

d)

During the fourth quarter of 2006 the Company entered into a number of contractual commitments to advance the development of the Project. These commitments are either short term Letters of Intent (“LOI”), put in place as an

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

interim measure until long-term arrangements can be completed, or equipment orders to purchase long lead items or critical equipment pieces of mining equipment necessary to commence development of the Project. These commitments include the following outstanding amounts as at December 31, 2006:

	Letters of Intent	Long lead items and equipment orders
Surface and underground development activities	$16,051	$—
Processing plant	—	1,553
Other		984

All LOI commitments permit the Company to terminate them for convenience upon payment to the other party of amounts owing up to the date and termination and, in some cases, demobilization charges.

e)	The Company is committed to an operating lease for office premise rentals in the aggregate of $0.1 million.

CONTRACTUAL OBLIGATIONS

The following is a summary of the material contractual obligations of the Company including payments due for each of the next five years and thereafter.

Contractual Obligation	Total	Less than 1 year	1- 3 years	3 –5 years	Thereafter
Professional Service Agreements (1)	$16,051	$16,051	$—	$—	$—
Equipment orders	2,537	1,104	1,393	—	—

Total Contractual Obligations(2)	18,588	17,195	1,393	—	—

(1)	All Professional Services commitments permit the Company to terminate them for convenience upon payment to the other party of amounts owing up to the date and termination and, in some cases, demobilization charges.

(2)	Subsequent to December 31, 2006, the Company entered into the following commitments:

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

a)	a Letter of Intent to acquire the surface rights for the Project for $16 million, plus interest, payable $10 million on closing and an additional $6 million plus applicable interest, within 2 years of the closing. The Company expects to sign the definitive agreement in the second quarter of 2007; and

b)	an equipment order totaling $0.8 million.

NON-GAAP MEASURE OF WORKING CAPITAL

The working capital item is furnished to provide additional information and is not a GAAP measure. This measurement should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP.

This information is intended to provide investors with information about the Company's liquidity; the Company issues this information for the same purpose.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

2006	4th quarter	3rd quarter	2nd quarter	1st quarter
Current assets	69,257	73,415	78,163	82,838
Current liabilities	(3,786)	(1,972)	(1,703)	(2,530)

Working capital	65,471	71,442	76,460	80,308

2005	4th quarter	3rd quarter	2nd quarter	1st quarter
Current assets	18,612	15,274	20,338	21,856
Current liabilities	(3,797)	(2,175)	(2,553)	(1,289)
Working capital	14,815	13,099	17,785	20,567

RISK FACTORS

In addition to the other information presented in this MD&A, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risks could have a material adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company and its business in the future.

Surface Rights

The Afton Lands on which the Afton Claims are situated, consists of Crown land, some of which is subject to grazing leases, and land held in fee simple, principally by Afton Mining Corporation. The Company holds certain surface rights with respect to the Crown land but will be required to obtain all necessary surface rights for the construction and operation of a new mining operation on the Afton Property. As noted above under “Contractual Commitments”, the Company has entered into a letter of intent with Teck Cominco Ltd. to purchase the surface rights. However, a definitive agreement for the purchase of the surface rights has not been executed and delivered and until it has there is a risk that the Company may not acquire such surface rights.

Under Section 14(1) of the Mineral Tenure Act, R.S.B.C. 1996, c. 292 (“MTA”) a mineral title holder may, subject to the requirements in the MTA, including permitting, notice and compensation requirements, use, enter and occupy the surface of its mineral claim for the purpose of exploration, development and production and to carry out other activities related to the business of mining. This right may be exercised despite the fact that the land may be Crown land or fee simple land which is privately owned. A mineral title holder’s right to use the surface of their claims is, however, also subject to, among other things, the Minister’s power under section 17 of the MTA to restrict the use of surface where he/she considers that the surface area should be used for purposes other than mining. Also, under Section 16 of the MTA, if an application to acquire surveyed land is received under the Land Act R.S.B.C. 1996, C.245 (the “Land Act”) before a mineral claim is registered on that land, or if an application to

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

acquire unsurveyed land is received under the Land Act and such land is staked under the Land Act before a mineral claim is registered on that land, the rights with respect to the acquisition of the surface of the land under the Land Act have priority over the rights with respect to a mineral claim subsequently registered on that land.

If there is a dispute between the parties regarding use of the surface or compensation, the Chief Gold Commissioner will use his or her best efforts to resolve the issues between the parties. If this fails then the matter may be resolved through a process of mediation and arbitration by the Mediation and Arbitration Board (the “PNGA Board”) under the Petroleum and Natural Gas Act, R.S.B.C. 1996, c.361. The PNGA Board may set conditions for the use of the surface as well as specify the compensation payable to the owner. In a conflict between rights acquired under the MTA and rights to Crown land acquired under the Land Act the PNGA Board will give consideration to who applied for the rights first and, unless an injustice would result, must give the holder of those rights due priority in its consideration of the dispute between the parties.

Section 15 of the MTA sets out situations where the government may dispose of surface rights on Crown land to the holder of a mining lease. To acquire these rights the recorded holder must first obtain certification from the Minister that the land is or will be required for the purpose of mining. Such land must also be unreserved land, it must not be lawfully occupied for a purpose other than mining and it must not be protected heritage property. If these conditions are met the surface rights may be transferred subject to conditions determined by the Ministers responsible for the MTA and Land Act and payment based on the unimproved value of the land.

As a result, the Company may be required to enter into direct negotiations with the owners of fee simple property to obtain surface rights to those portions of the Afton Lands that are held in fee simple. There can be no certainty that such negotiations will be successful and as a result mediation and arbitration under the MTA may become necessary. With respect to Crown lands, the Company may be required to enter negotiations or apply to obtain surface rights from the Government of British Columbia. There can be no certainty of how long such negotiations, potential mediation and arbitration or applications may take or whether they will ultimately be successful, and therefore may have a material impact on the overall development and timeline of the Afton Project. The extent of compensation to surface owners that may be required also cannot be assessed at this time.

Access to the Afton Claims

On May 1, 2004, the Company entered into the Access Agreement with Afton Operating Corporation, the fee-simple owner of some of the Afton Lands and the former operator of the Afton Mine. Under the Access Agreement, the Company has the right to enter upon the portion of the Afton Lands held by Afton Operating Corporation to conduct exploration until June 30, 2007. The Access Agreement requires the Company to compensate Afton Operating Corporation for any disruption or damage to any surface facilities, to reclaim areas disturbed by the Company’s operations, to post bond against any failure to reclaim, to be responsible for any

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

hazardous substances introduced to the lands and to insure and indemnify the owner against liabilities arising from any activities of the Company in and about the lands.

Access to mineral claims is governed by the Mining Right of Way Act, R.S.B.C. 1996, c. 294 (the “MRWA”). Under the MRWA, a mineral tenure holder may, subject to certain limitations, take a right of way across private or Crown land to enable it to access its mineral claims for the purpose of the exploration and development. Where private land is taken without the consent of the owner the Expropriation Act, R.S.B.C. 1996, c. 125 (the “Expropriation Act”) applies. Compensation under the Expropriation Act is based on the principle that the owner should be put in the same economic position post-expropriation as pre-expropriation.

There is no certainty that should the Company need to extend the Access Agreement that it will be successful in doing so. If the Access Agreement is not extended, the Company would have to attempt to obtain access rights under the provisions of the MRWA noted above, which could result in delay and/or increased cost to compensate the surface owner for use of the area or the Company could be forced to use more costly, less convenient access over Crown lands.

Financing Risks

The Company has limited financial resources, no source of operating cash flow and no assurance that additional funding, equity or debt based, will be available for further exploration and development of its projects. The Company will require additional financing from external sources to meet its operating and capital requirements. There can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. In addition, the price of shares of developing mining companies can be volatile due in part to changes in metals prices, actual development results differing from expected development results, changes in metal companies’ valuations or the departure of key employees. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects or the possible loss of such properties.

The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted.

Operating Hazards and Risks

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risk normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

Although the Company has obtained liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of capital costs and cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of copper and gold, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital costs, cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

Fluctuating Metal Prices

The Company’s revenues, if any, are expected to be derived from the extraction and sale of Cu and Au contained in concentrates. The price of these metals has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of metals, and therefore the economic viability of any of the Company’s exploration projects, cannot accurately be predicted. The Company does not presently have a metals hedging policy nor has conducted any metals hedging in the past.

Title To Some Of Our Mineral Properties May Be Challenged Or Defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

Exploration, Development and Resource Estimates

The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the mineral resource figures set out herein have been carefully prepared and reviewed or verified by an independent mining expert, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of projects. The estimated resources should not be interpreted as assurances of mine life or of the profitability of future operations. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

The current exploration activities of the Company, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and their ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

Competition

The Company will compete with many international companies that have substantially greater financial and technical resources than it for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

OTHER

During the quarter the Company changed its auditors to PricewaterhouseCoopers LLP from De Visser Gray Chartered Accountants.

AMENDMENTS AND RESTATEMENTS TO THE COMPARATIVE PERIODS

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the calculation of the weighted average number of shares. Management thereafter determined that the following amendments should be reflected in these Restated Financial Statements:

a)	The Company has adopted the recommendations of EIC146 of the Emerging Issues Committee of the CICA with respect to its accounting for all flow-through share renunciations. Previously the Company had recognized the future income tax liability and corresponding reduction in share capital at the earlier of the renunciation date or the balance sheet date following the flow through share offering provided management had reasonable expectation of completing the expenditures. This practice has now been changed whereby the future income tax liability is recognized at the balance sheet date following the filing of the renunciations, provided management has a reasonable expectation of completing the expenditures. The Company has taken the same approach to account for flow-through shares in prior periods.

As a result, the future income liability for 2005 has been decreased and share capital increased by $3.5 million from amounts previously recorded in 2005. These amounts have now been recognized in 2006.

b)	The Company previously valued the two million shares issued between July 2000 and August 2005 to purchase the Afton mineral claims at the price of the shares on the day the agreement was signed. This practice has been changed to value these payments at the fair market value of the shares at each issuance based upon the previous 5 day weighted average price.

As a result, mineral properties and share capital have been increased by $11.8 million as at December 31, 2005. Future income tax liabilities have been adjusted to reflect the increase in temporary differences created as a result of the difference between the tax and book value of

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

the option payment and the resultant amounts have been capitalized to mineral properties. As a result, mineral properties and future income tax liabilities have increased by $6.5 million at December 31, 2005.

The Company’s policy is to recognize income tax rate changes in the Statement of Operations in the period they are substantively enacted.

c)	The Company previously expensed all of its stock-based compensation to the Statement of Operations. In accordance with the revised accounting treatment a reduction in the stock-based compensation expense of $139,188 in the first quarter and $164,129 for the second quarter of 2006 has been made related to employees who work directly on the Company’s mineral properties has been increased by corresponding amounts.

d)	During prior periods the Company incorrectly calculated the weighted average number of shares. The only reporting period where the loss per share calculation differed is the first quarter of 2006 where the previously reported loss was $0.06 per share when it should have been $0.07. As a result the reported amount for loss per share for that period has been restated as have the reported weighted average per share amounts for all interim periods.

Annual disclosures

Previous and restated disclosure	Year ended Dec 31, 2005	Year ended Dec 31, 2004
Loss – previous	$3,399	$1,250
Loss – restated	2,859	1,203
Loss per share – previous	0.24	0.09
Loss per share – restated	0.20	0.09
Total assets – previous	41,752	31,796
Total assets – restated	61,631	50,079

Quarterly disclosures - (Unaudited)

Previous and restated disclosure	2005
	4th quarter	3rd quarter	2nd quarter	1st quarter
Loss – previous	$1,280	$491	$803	$826
Loss – restated	1,232	140	662	825
Loss per share – previous	0.08	0.04	0.06	0.06
Loss per share – restated	0.08	0.01	0.05	0.06
Total assets – previous	41,752	34,180	34,987	31,640
Total assets – restated	61,631	53,128	53,271	49,923

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

Previous and restated disclosure	2004
	4th quarter	3rd quarter	2nd quarter	1st quarter
Loss/(Income) – previous	$1,145	$147	$20	$(62)
Loss/(Income) – restated	1,115	141	18	(71)
Loss/(Income) per share – previous	0.09	0.01	0.01	(0.01)
Loss/(Income) per share – restated	0.08	0.01	0.00	(0.01)
Total assets – previous	31,796	30,730	29,456	29,314
Total assets – restated	50,079	47,149	45,876	45,733

This MD&A reflects all amounts as restated to address the items discussed above.

Disclosure Controls and Procedures

During 2006, an evaluation was carried out by the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the effectiveness of the Company’s disclosure controls and procedures. That evaluation was updated in connection with the preparation of the Restated Financial Statements referred to above. Based on the updated evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were not wholly effective as of December 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation. In view of the restatement of the Financial Statements described above, the CEO and the CFO have concluded that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005. As a result, the Company now requires all senior financial personnel to attend professional development training on current and new developments in regulatory and accounting issues in Canada and the United States in order to improve the monitoring of financial regulations. In addition, the Company has retained new auditors with a view to engaging a chartered accounting firm with the extensive depth and experience in financial reporting matters in Canada and the United States which management believes is necessary to reflect the Company’s growth and development. In 2006, the Company hired a Controller and a Senior Accountant to provide further support in financial reporting matters and a General Counsel to advise management in respect of the legal aspects of disclosure controls and procedures. The CEO and CFO have concluded that with these enhancements the Company’s disclosure controls and procedures are sufficiently effective to ensure material information will be accumulated and communicated to senior management in sufficient time for senior management to make decisions regarding the Company’s disclosure record as required by securities legislation.

The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as at the financial year ended December 31, 2006. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2006 to provide reasonable assurance that material information relating to the Company would be made known.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the most recent year, except as noted in “Disclosure Controls and Procedures”, ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTLOOK

The Company continues to follow its stated priorities for 2007 by focusing on the Project, including completion of a feasibility study, completing permitting requirements, assessing early development opportunities and the availability of financing. In addition, the Company plans to continue its overall exploration effort.

Advancement of the Afton Project is the key to the Company’s success and depending on the results of the FS and potential financing activities, significant development activities could occur in 2007 should the combined results of these activities result in a formal development decision. Managements’ efforts in 2007 would therefore shift further towards development and be directed at the key areas related to the ultimate development of the Project including:

Financing – financing activities would then accelerate with the completion of the FS which will form the basis for formal discussions with commercial banks, equity and debt brokers and smelters so that the Company can best assess the structuring of a potential financing.

Permitting – the Company submitted its application for a mining permit in January 2007 and is now awaiting formal comments from the regulators, including those comments received as a result of the public hearings. The Company anticipates a formal response from the authorities no sooner than the second quarter of 2007.

Surface Rights – the Company anticipates finalization into a formal agreement the terms agreed to in the Letter of Intent signed subsequent to December 31, 2006, to acquire the surface rights at the Project. Completion of this agreement will ensure that full access to the site is attained which would ensure that any near term development activities could proceed.

Early Development Opportunities– with the results of the feasibility study management will be focusing on opportunities to accelerate the development timeline pending any results of an optimization review which is typical following completion of a FS. The Company will consider ordering certain additional long lead-time capital assets and commencement of underground development. These items would be financed from the Company’s existing cash position.

In addition the Company continues to assess its exploration opportunities on the Afton, Ajax and at its optioned properties. At Afton, the major focus centres on the deep mineralization identified near the current Afton resource. At the Ajax property, the Company continues to

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

evaluate the data compiled to date on the area to assess what strategy is best suited for following in the future.

As at March 26, 2007, the Company’s outstanding capital was:

Common shares	24,164,717
Warrants	4,167,000
Common stock options	2,231,500

FORWARD-LOOKING STATEMENT

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to and assumes no obligations to up-date forward-looking statements and information.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006

US INVESTORS SHOULD NOTE

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Investors are cautioned not to assume that any part or all of the mineral deposits in a “resource” category will ever be converted into reserves.